Mail Stop 6010


      September 29, 2005


Mr. Michael J. Schuh
Chief Financial Officer
Sonosite, Inc.
21919 30th Drive S.E.
Bothell, WA  98021

	Re:	Sonosite, Inc.
		Form 10-K for the Year Ended December 31, 2004
		Form 10-Q for the Quarter Ended March 31, 2005 and June
30,
2005
      File No. 000-23791


Dear Mr. Schuh:

      We have reviewed your response letter dated August 31, 2005
and
have the following comments. Where indicated, we think you should revise your documents in future filings in response to these
comments.   If you disagree, we will consider your explanation as
to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 31

1. In future filings, please provide a robust discussion of your foreign operations and how it contributes to your overall consolidated results. In this regard, you should provide a discussion of your foreign operations for revenue, gross margin, operating expenses and net income. This discussion provides meaningful trend information of your results of operations for your investors. Refer to the guidance provided in Item 303 (a) (3)
(ii)
of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements, page 47

Note 12:   Income Taxes, page 60

2. Please refer to prior comment 6. In your response you indicate that at the end of 2003 your domestic operations had cumulative losses of approximately $14 million. From your quarterly analysis of income before income taxes, domestic and foreign, it appears you have had four quarters of profitability from your domestic operations since December 31, 2003. In light of the fact you continue to disclose in a risk factor that you have a history of losses and you expect future quarterly losses, and you have actual year-to-date losses for 2005 from your domestic operations, please provide to us a more thorough analysis that includes all positive evidence you considered related to the realization of the entire deferred tax assets for your domestic operations. Refer to the guidance in paragraphs 20-25 of SFAS 109. We may have further comments upon reviewing your response.

3. Please refer to prior comment 7. Please confirm to us that you will provide the disclosures required by Rule 4-08(h) of Regulation
S-X in future filings.

Note 15:  Segment Reporting, page 64

4. We note from your response to comment 6, that you produce reports that separately present income before income taxes by foreign and domestic operations. In addition, you use that measure, both historical and forecasted, in determining your allocation of the tax valuation allowance. In light of the discrete financial information, variability in income and dissimilar economic characteristics between domestic and foreign operations, it would appear from paragraph 10 of
SFAS 131 that you operate in two operating segments. Also, since the economic characteristics of your foreign and domestic operations are not similar it would appear that the aggregation criteria under paragraph 17 of SFAS 131 would not be met. As a result of these factors, tell us why you believe, at a minimum, you do not operate in two reportable segments.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Michael J. Schuh
Sonosite, Inc.
September 29, 2005
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